Synergy Strips Corp.

2105 Burton Branch Road

Algood, TN 38506

June 12, 2014

FILED AS EDGAR CORRESPONDENCE

Steve Lo

Staff Accountant

Division of Corporation Finance

U. S. Securities & Exchange Commission

Washington, DC 20549

Re: Synergy Strips Corp.

Form 8-K

Filed May 7, 2014

Response Dated May 27, 2014

File No. 000-55098

Dear Mr. Lo:

Thank you for your comment letter dated May 29, 2014. For the convenience of the Staff, we have restated the Staff’s comment in bold type followed with our response below.

Further, we will be emailing a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

Form 8-K Filed on May 7, 2014

Change in Accountant

1. We note from your response to our letter dated May 12, 2014 that “[a]s of the date of this letter, [you] have not yet determined if the registrant’s auditor will be replaced, but [you] will timely disclose any change of auditor when it occurs under Item 4.01 of Form 8-K by providing all information required by Item 304 of Regulation S-K.” Please be advised when the reverse merger was consummated, Synergy Strips Corp. assumed the 1934 Exchange Act reporting obligations from Oro Capital Corp. In addition, concurrent with the reverse merger, a change of accountant is presumed to have occurred with the auditor of the operating company becoming the company’s new independent registered accountant. Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K to report your change in accountant.

Response: We have amended the Form 8-K accordingly, as reflected on page 34 of the amended Form 8-K that the Company has filed concurrently with this letter. A letter from our former auditor is also included as Exhibit 16.1 to the amended Form 8-K.

* * *

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, please let us know.

Very truly yours, SYNERGY STRIPS CORP.

By:	/s/ Mark Suponitsky
Mark Suponitsky President and Chief Executive Officer